EXHIBIT 99.02


                     COMMODITY FUTURES TRADING COMMISSION
                AGENCY: Commodity Futures Trading Commission.

                                17 CFR Part 4
            Statement of the Commodity Futures Trading Commission
           Regarding Disclosure by Commodity Pool Operators of Past
            Performance Records and Pool Expenses and Request for
                                   Comments

                                  54 FR 5597

                               February 6, 1989

ACTION: Interpretive Statement and Request for Comments.

SUMMARY: The Commodity Futures Trading Commission is publishing this interpretive statement and request for comments in order to assist commodity pool operators in complying with requirements concerning the disclosure of past performance records and pool expenses.

DATE: Comments should be received on or before April 7, 1989.

ADDRESS: Please submit written comments to the Office of the Secretariat, Commodity Futures Trading Commission, 2033 K Street NW., Washington, DC 20581.

FOR FURTHER INFORMATION CONTACT: Tobey W. Kaczensky, Associate Director, Division of Trading and Markets, Commodity Futures Trading Commission, 2033 K Street NW., Washington, DC 20581. Telephone: (202) 254-8955.

TEXT: SUPPLEMENTARY INFORMATION: The Commodity Futures Trading Commission ("CFTC" or "Commission") is today reminding commodity pool operators ("CPOs") who solicit participations, or accept or receive funds, securities or other property in respect of participations, in publicly offered commodity pools registered under the Securities Act of 1933 (the "Securities Act") n1 or the Securities Exchange Act of 1934 ("Exchange Act") n2 of certain disclosure obligations under the Commodity Exchange Act (the "CEA"), n3 as more particularly set forth in


   n1 15 U.S.C. 77a.

   n2 15 U.S.C. 78a.

   n3 7 U.S.C. 1.



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Part 4 of the CFTC's regulations. n4 This interpretive statement and request for comments is being issued simultaneously with a companion release of the Securities and Exchange Commission ("SEC") generally addressing the same issues. n5 The CFTC, to the extent applicable, incorporates by reference the views expressed by the SEC in its interpretive statement. Commenters may wish to make the same submission to both agencies. The companion statements reflect a continuing effort on behalf of the CFTC and the SEC to maintain consistent, coordinated requirements for publicly offered commodity pools.


I. Background

      Part 4 of the CFTC's regulations contains comprehensive disclosure requirements for CPOs. n6 Among other things, Part 4 requires that a current "Disclosure Document" be delivered to each prospective pool participant prior to the solicitation of the participant or the participant's commitment of funds to a pool. n7 This Disclosure Document also must be filed with the CFTC twenty-one days prior to its first use. n8 Under Commission rules, pool disclosure documents must address specifically the management policies of the pool and how the pool will be traded and


   n4 17 CFR Part 4 (hereinafter, all references to CFTC regulations will use the appropriate CFR citation).

   n5 This release principally addresses issues raised in the context of public pools. However, given the fact that the CEA and CFTC regulations thereunder generally apply equally to private pools and to public pools, the views expressed herein, unless otherwise specified, also apply to private pools.

   n6 The CEA defines a "commodity pool operator" as "any person engaged in a business which is of the nature of an investment trust, syndicate, or similar form of enterprise, and who, in connection therewith, solicits, accepts, or receives from others, funds, securities, or property, either directly or through capital contributions, the sale of stock or other forms of securities, or otherwise, for the purpose of trading in any commodity for future delivery on or subject to the rules of a contract market . . ." 7 U.S.C. 2. The CEA defines a "commodity trading advisor" ("CTA") as "any person who, for compensation or profit, engages in the business of advising others . . . as to the value of or the advisability of trading in any contract of sale of a commodity for future delivery made or to be made on or subject to the rule of a contract market..." 7 U.S.C. 2.

   n7 17 CFR 4.21(a). A "pool" is defined as "any investment trust, syndicate, or similar form of enterprise operated for the purpose of trading commodity interests." 17 CFR 4.10(d).

   n8 17 CFR 4.21(g).



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operated including, without limitation: the five-year business background of its
CPOs, CTAs and their respective principals; the financial interests of such persons in the specific pool being offered; and any actual or potential conflict of interest involving, or any material civil, criminal or administrative action against, any CPO, CTA or the principals of either within the preceding five years. Additionally, the document must indicate: the minimum aggregate amount of funds that must be received before the pool will commence trading; the responsibility, if any, of participants to contribute additional capital; and the pool's policies concerning distributions from profits or capital. n9


      Part 4 of the CFTC's regulations also specifically requires disclosure of the actual performance record (i.e., the past performance history) of the pool's CPO, CTAs and their respective principals. n10 Such disclosures must include the past performance history of all pools, public or private, as well as that of individual accounts operated or traded by the CPO and its CTAs. Part 4 separately requires a complete description of each kind of expense that may be charged to a pool or its participants which specifies whether such expenses are actual or estimated. n11 Part 4 also contains a specified risk disclosure statement which warns that a pool participant may lose his or her entire interest in the pool and that pools may be subject to significant charges so that substantial trading profits may be required to avoid the depletion or exhaustion of pool assets. n12

   n9 17 CFR 4.21(a)(8) and 4.21(a)(12).

   n10 17 CFR 4.21(a)(4) and 4.21(a)(5).

   n11 17 CFR 4.21(a)(7). This requirement includes, without limitation, an itemization of fees for management, trading advice, brokerage commissions, legal advice, accounting services and organizational services. That Regulation also requires the disclosure of any expense which has been or is to be paid by a person other than the CPO. 17 CFR 4.21(a)(17)(iv). When any expense is determined by reference to "net assets," "gross profits," "net profits" or "net gains", the CPO must define that term. 17 CFR 4.21(a)(7)(ii).

   n12 17 CFR 4.21(a)(17). The Risk Disclosure Statement must appear as the only language on the page immediately following the cover page and must contain specified language including, in part, the following statements:

   YOU SHOULD CAREFULLY CONSIDER WHETHER YOUR FINANCIAL CONDITION PERMITS YOU TO PARTICIPATE IN A COMMODITY POOL. YOU MAY LOSE A SUBSTANTIAL PORTION OR EVEN ALL OF THE MONEY YOU PLACE IN THE POOL.

   IN CONSIDERING WHETHER TO PARTICIPATE IN A COMMODITY POOL, YOU SHOULD BE AWARE THAT TRADING COMMODITIES CAN QUICKLY LEAD TO LARGE LOSSES AS WELL AS GAINS. SUCH TRADING LOSSES CAN SHARPLY REDUCE THE NET ASSET VALUE OF THE POOL AND CONSEQUENTLY THE VALUE OF YOUR INTEREST IN THE POOL. ALSO, MARKET CONDITIONS MAY MAKE IT DIFFICULT OR IMPOSSIBLE FOR THE POOL TO LIQUIDATE A POSITION.


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      The National Futures Association ("NFA"), which is the self-regulatory organization ("SRO") responsible, under CFTC oversight, for CPO and CTA compliance with the CFTC's disclosure requirements, has adopted additional rules approved by the CFTC that pertain to pool disclosures. For example, NFA rules prohibit the use of promotional material which includes any reference to actual past trading profits without a statement that "past results are not necessarily indicative of future results * * * ." n13 NFA generally requires that this statement be included in the disclosure document adjacent to the performance table and the Commission believes that it should appear in bold face print and in a prominent place immediately preceding the past performance tables required by Part 4.

      In any event, CFTC regulations expressly require that a CPO make all material disclosures when offering pool participations. n14 As a consequence, to assist CPOs, the CFTC is publishing these views on certain types of disclosures which should be considered material in connection with past performance and pool expense information required to be disclosed to pool participants in order that such required disclosures are not misleading. Additionally, the CFTC is requesting comment on matters related to the presentation of prior performance data by CPOs and CTAs and the presentation of the fees, commissions and expenses incurred by pools. Although the positions expressed in this release reflect the CFTC's views regarding appropriate disclosure in pool disclosure documents, the CFTC is interested in receiving comments on the interpretive positions and other issues set forth herein. The CFTC, in consultation with the SEC, will review the comments received in response to this release with a view toward determining whether further action in addition to this statement is appropriate.


II. Commodity Pool Participation and Performance

      In recent years, the futures markets have grown both in volume and in the diversity of products traded thereon, especially the financial, foreign currency and equity-related products. The commodity pool is an increasingly popular means of participation in these markets by the individual customer. In a typical commodity pool, the promoter or CPO pools particpants' funds and uses a portion thereof to margin futures positions held by the pool. n15 Trading decisions for the commodity pool generally are made by one or more CTAs selected by the CPO.


   n13 NFA Compliance Rule 2-29(b)(5). Further, NFA Compliance Rule 2-29(g) includes disclosure documents within the definition of promotional material. Moreover, NFA Compliance Rule 2-13 adopts the CFTC's Part 4 regulations by reference.

   n14 A CPO is required to disclose all material information to existing or prospective pool participants even if such information is not otherwise specifically required by Part 4. 17 CFR 4.21(h).

   n15 See 1 P. Johnson, Commodities Regulation @ 1.15, at 52 (1982).



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      The disclosure document provided to pool participants must meet applicable registration, disclosure, antifraud and other requirements of the federal securities laws as well as comply with the CEA and all applicable CFTC regulations. n16 Persons who propose to offer participations in public commodity pools should carefully review the requirement that, in addition to the specific disclosures required by Part 4 of the CFTC's regulations, CPOs must disclose all material information to existing and prospective pool participants. n17

      Certain recently published studies suggest that the actual performance of CTAs employed by publicly held commodity pools was significantly poorer than their previous performance as disclosed in the prior performance tables included in those pools' disclosure documents. 1 n8 CFTC staff is currently reviewing the study results and will investigate possible reasons for the differences in performance reported by the authors if available data permits. To the extent that significant differences exist between the past performance records required to be disclosed in a particular pool disclosure document and the actual subsequent performance of that pool, such differences may be the result of differences between the trading and money management strategies of the current pool and those of the pool or pools previously offered by the relevant CPO or CTAs. For example, it would not be uncommon for significant differences to exist in the proportion of funds committed to margin futures positions and, thus, in the ratio of trading margin to overall equity. n19

      Pending completion of its review of the recently published studies, the CFTC recommends that special attention be given to disclosures in the following areas.


III. Performance Reporting

A. Length of Period Covered by Performance Tables

      As mentioned above, CFTC Regulation 4.21 requires that the disclosure document provided to prospective pool participants include, among other things, information with respect to the actual performance of previously operated commodity pools and trading accounts of the CPO,


   n16 See 7 U.S.C. 6m(2), 15 U.S.C. 77b(1) and 15 U.S.C. 78c(a)(10).

   n17 See n.14, supra.

   n18 See Elton, Gruber and Rentzler, New Public Offerings, Information and Investor Rationality: The Case of Publicly Offered Funds, 62 J. Bus. L. 1-15 (January 1988); see also Edwards, Commodity Pool Performance: Is the Information Contained in Pool Prospectuses Useful?, Working Paper Series No. 16, Center for the Study of Futures Markets, Columbia Business School (January 1988).

   n19 Id.


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the CTA, and their respective principals. Such prior performance tables must be provided for at least the lesser of three years or the life of the commodity pool or individual trading account for which the performance data are provided. n20 Beyond the required three years, CPOs have discretion to elect to provide historical performance data for additional time periods subject to the obligation to disclose all material information and to the antifraud provisions of the CEA. n21 Where performance history in excess of the required three years is provided for either the CPO or CTA, the CPO must ensure that the additional performance data is not selected in such a way as to misrepresent the overall performance history of the CPO or CTA. n22 In addition, where performance history for periods greater than three years is shown, the CFTC staff generally has advised that at least five years' performance or the entire performance history, if it is available, should be presented. In this connection, the CFTC notes that a CPO is required to maintain all pool records for at least five years. n23

      Comment is requested as to whether the presentation of prior performance data in excess of the currently required three years is useful to participants in making the decision to purchase a pool participation. If so, further comment is requested as to whether the CPO should be required to present the performance history of the CPO and CTA for a longer period such as five years or more, if such performance history is available. In addressing this issue, commenters should discuss specifically those factors that would cause a presentation covering more than three years to be relevant to potential participants in a currently offered pool. The CFTC also requests comment generally on the extent to which the presentation of prior performance may be useful to persons in deciding whether to purchase an interest in a given pool offering in view of the general nonpredictability of trading results.

B. Periodic Reporting

      CFTC regulations require that the prior performance of a pool's CPO and CTA be presented on at least a quarterly basis. n24 However, in the CFTC's view, performance disclosure on a monthly basis may be more appropriate, particularly when such monthly performance is volatile.

   n20 17 CFR 4.21(a)(4)(i) and 4.21(a)(5)(i).

   n21 See 17 CFR 4.21(a)(4), 17 CFR 4.21(h) and 7 U.S.C. 6o.

   n22 17 CFR 4.21(a)(4), 4.21(a)(5) and 4.21(h).

   n23 17 CFR 4.23 and 1.31.

   n24 17 CFR 4.21(a)(4)(ii) and 4.21(a)(5)(ii).


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      The CFTC believes that a majority of CPOs and CTAs affiliated with publicly offered commodity pools currently maintain records and present performance history in their disclosure documents on a monthly basis. The CFTC recommends that all CPOs and CTAs affiliated with, or contemplating an affiliation with, a publicly offered commodity pool should, if not currently doing so, consider maintaining records of past performance and presenting such performance on a monthly basis. Moreover, to facilitate a pool participant's review and analysis of prior performance presentations, all prior performance tables for the CPO and its CTAs should be shown, to the extent possible, in a consistent format. Comment is requested as to whether monthly performance reporting should be required in all cases.

C. Composite Performance

      CFTC regulations permit prior performance disclosure to be made on either an individual or a composite basis. n25 If a composite presentation is elected, separately captioned composites of previously traded public pools of the CPO and its CTAs may be appropriate when differences between the performance of such public pools and any private accounts are material. n26 Comment is requested as to whether there should be a separate presentation of prior public pool performance of the CPO and its CTAs in all cases or whether a textual explanation of the differences in such account performance may be sufficient in some circumstances. Specifically, the CFTC requests comment on whether performance disclosure in public pool disclosure documents should be limited to the prior performance of publicly offered pools or whether the performance of publicly offered pools should be highlighted.

      To enable a participant better to evaluate prior performance presentations, prior performance tables in a public pool disclosure document should be accompanied by textual disclosure regarding any material differences in trading objectives for the pools or trading accounts displayed in the prior performance tables and those objectives for the pool for which the disclosure document is being distributed. n27 For example, specific disclosure should be considered where the margin-to-equity ratio of the commodity pools of trading accounts on which historical performance data are based is materially different from that which will be permitted in the currently offered commodity pool or where there are other material differences in how the current pool will be traded.




   n25 17 CFR 4.21(a)(4)(iv) and 4.21(a)(5)(iii).

   n26 The CFTC has been advised that such differences are likely if the private account performance reflected proprietary trading. See also 17 CFR 4.21(a)(4)(iv)(B).

   n27 17 CFR 4.21(a)(4)(iii) and 4.21(a)(5)(iii)(A).




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      Comments are requested concerning what other factors may be relevant to properly interpreting the information contained in the prior performance tables. Comments are also requested as to whether requiring monthly performance disclosure and improving the rate of return calculations as discussed below would be sufficient to address the issues raised above.

D. Additions and Withdrawals and the Rate-of-Return Calculation

      The CFTC's regulations require that CPOs and CTAs also present performance in terms of the rate of return for the period contained in the performance table by dividing net performance for the period by the beginning net asset value ("BNAV") for that period. n28 The CFTC chose this formula over more complex measures in order to minimize computational and reporting burdens upon CPOs. This approach assumes that additions or withdrawals are ordinarily made at the beginning of a reporting period. However, as that may not be the case in practice, this method may result in unjustifiably high or low rates of return. If average daily equity ("ADE") were used as a divisor, or adjustments were made to BNAV to achieve a closely equivalent result, the rate of return may be affected less by the timing of additions and withdrawals. The CFTC staff has accepted such alternate presentations where it has been demonstrated that timing differences with respect to additions and withdrawals would materially distort performance.

      The CFTC requests comment on the feasibility of requiring that rates of return be computed by dividing net performance by ADE. The CFTC also requests comment as to whether the use of BNAV still should be permitted when the effects of using one measure in preference to the other would not materially affect the rate of return. In this connection, comment is sought specifically on the feasibility of establishing a standard which would provide guidance as to when the use of BNAV would be permitted.

IV. Disclosure of Fees, Commissions and Expenses

      CFTC regulations require a complete description on all expenses to be charged to or incurred by a pool, including any interest paid with respect to pool assets to a person other than the pool itself. n29 In order to facilitate analysis of the fees and other expenses to be charged to a publicly offered commodity pool, the CFTC believes that in addition to a narrative description, CPOs should include a tabular presentation prior to the performance tables that details the brokerage commissions, incentive, management and transaction fees, as well as any other expenses attributable to the commodity pool that will be paid directly or indirectly by participants.




   n28 17 CFR 4.21(a)(4)(ii) and 4.21(a)(5)(ii).

   n29 17 CFR 4.21(a)(7) and 4.21(a)(9). See also 17 CFR 4.22(a).


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      The CFTC requests comment on whether it should require that this discussion of expenses be supplemented with a pro forma presentation of prior performance history which reflects the brokerage commissions and incentive and management fees that would have been incurred if the fees and expenses charged by commodity pools and trading accounts presented in the prior performance tables were the same as those to be charged to the current pool. Such a pro forma presentation should disclose the actual and pro forma net return achieved for the last three years. Notwithstanding the foregoing, comment is also requested as to whether this type of presentation, or other pro forma presentations based on actual prior results, may cause participants to rely unduly upon prior performance as an indicator of future performance.

      Further, comments are solicited as to whether additional disclosure would assist prospective participants in assessing the extent to which expenses charged to a pool could influence the pool's prospective performance. For example, it may be useful to include in the disclosure document the amount by which each unit of participant's net asset value must increase in the first year of trading for the redemption value of that unit to equal the gross purchase price paid to purchase it. Alternatively, the disclosure statement could include a calculation of the net asset value per unit, net of sales commissions and other expenses which will be deducted prior to the funds generated by the sale of such participation unit being pooled for futures trading. In this connection, commenters should address the problem of assessing prospectively the effect of incentive fees.

      Commenters also are invited to address whether other disclosure modifications are needed to make uniform the presentation of fees and expenses, particularly because the rate of return formula is especially sensitive to the timing of the deduction of such expenses.

V. Conclusion

      Although this interpretive statement and the interpretive statement published simultaneously herewith by the SEC represent the views of the respective agencies with respect to certain information which may be material in connection with disclosure documents filed with the CFTC for the offering of participations in commodity pools, nothing in the statements should be construed to diminish the obligation of CPOs and other CFTC registrants to comply with all applicable disclosure requirements of the CEA and the CFTC's regulations thereunder. Attention particularly is directed to the antifraud provisions of the CEA which apply not only to statements made in documents filed with the CFTC, but also to all statements or omissions made in connection with any pool offering. n30 The CFTC expects to provide further guidance following review of the comments received in response to this release and completion of the CFTC's staff study. In this regard, the agency expects to consult with the SEC concerning the comments to its companion release.



   n30 CPOs are specifically reminded of the quarterly and annual reporting obligations set forth in 17 CFR 4.22.


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* * * * *

List of Subjects in 17 Part 4

   General Provisions, Definitions and Exemption, Commodity Pool Operators, Commodity Trading Advisors, Advertising.

   Issued this 1st day of February 1989.


Jean A. Webb,

   Secretary to the Commission.
[FR Doc. 89-2681 Filed 2-3-89; 8:45 am]

   BILLING CODE 6351-01-M